ARIZONA CHEMICAL LTD.
4600 Touchton Road East
Building 100
Suite 1200
Jacksonville, Florida 32246
January 24, 2011
Via EDGAR
Ms. Pamela Long
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
     Re:    Arizona Chemical Ltd. Request for Withdrawal of Registration Statement on Form S-1 (Registration No. 333-166009)
Dear Ms. Long:
          Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), as amended, Arizona Chemical Ltd. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-1 (Registration No. 333-166009) initially filed with the Securities and Exchange Commission (the “Commission”) on April 12, 2010, as subsequently amended, together with all exhibits thereto (the “Registration Statement”), as of the date first set forth above. The Company has determined not to pursue the registration and sale of the securities covered by the Registration Statement at this time. Each of the undersigned represents that (i) this withdrawal request is consistent with the public interest and protection of investors as required by Rule 477(a) of the Act and (ii) in accordance with Rule 477(c) of the Act, there has been no issuance, distribution or sale of the securities under the Registration Statement.
          The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement(s) of the Company, a majority-owned subsidiary of the Company or a parent that owns more than 50% of the Company’s outstanding voting securities.
          The Company understands that, pursuant to Rule 477(b) of the Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Company that the application for withdrawal has not been granted.
          Pursuant to the requirements of Rule 477 under the Act, the Company has caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

     If you have any questions regarding this request for withdrawal, please do not hesitate to contact Robert Downes of Sullivan & Cromwell LLP at (212) 558-4312.
Respectfully submitted,

Arizona Chemical Ltd.
By:	/s/ Cornelis Verhaar
Cornelis Verhaar
President and Chief Executive Officer

By:	/s/ Frederic Jung
Frederic Jung
Vice President and Chief Financial Officer